Exhibit 99.2

British Columbia Securities Commission
Ontario Securities Commission

Toronto Stock Exchange

May 30, 2017

Dear Sirs / Mesdames:

Re: Norsat International Inc. Report of Voting Results

Pursuant to section 11.3 of National Instrument 51-102, the following matters were put to vote at the annual general and special meeting of shareholders of Norsat International Inc. (the “Company”) held on May 29, 2017. The report on the voting results is as follows:

1.	Election of Directors

A poll was conducted with respect to the election of Directors. According to proxies received and the poll conducted, the following individuals were elected as Directors of the Company until the next annual general meeting of shareholders with the following results:

		% Votes		% Votes
Nominee	Votes For	For	Votes Withheld	Withheld
Fabio Doninelli	1,853,089	59.36	1,268,773	40.64
Joseph Caprio	1,880,289	60.23	1,241,573	39.77
Amiee Chan	2,025,624	64.89	1,096,237	35.11
James Topham	2,052,726	65.75	1,069,135	34.25
Peter Ciceri	2,055,126	65.83	1,066,735	34.17

2.	Appointment of Auditors

A poll was conducted with respect to the appointment of auditors. According to proxies received and the poll conducted, PricewaterhouseCoopers LLP, Chartered Accountants, was re-appointed auditors of the Company for the ensuing year and the Directors are authorized to determine their remuneration with 2,066,922 (66.21%) votes cast in favour and 1,054,940 (33.79%) votes withheld.

The meeting was then adjourned to a date and time to be determined.

Norsat International Inc.

“Arthur Chin”

Arthur Chin
Chief Financial Officer